Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2016

CONSOLIDATED FINANCIAL STATEMENTS - SUMMARY

DECEMBER 31, 2016

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	3	4,743	5,153	3,666
Cost of sales		(4,227)	(4,703)	(3,183)

Gross profit		516	450	483

Selling and administrative expenses		(254)	(245)	(200)
Research and development expenses		(32)	(35)	(38)
Restructuring costs	3	(5)	(8)	(12)
Impairment	15	—	(457)	—
Other gains / (losses) - net	7	21	(131)	(83)

Income / (Loss) from operations		246	(426)	150

Finance costs - net	9	(167)	(155)	(58)
Share of loss of joint-ventures	17	(14)	(3)	(1)

Income / (Loss) before income tax		65	(584)	91

Income tax (expense) / benefit	10	(69)	32	(37)

Net (Loss) / Income		(4)	(552)	54

Net (Loss) / Income attributable to:
Equity holders of Constellium		(4)	(554)	51
Non-controlling interests		—	2	3

Net (Loss) / Income		(4)	(552)	54

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Basic	11	(0.04)	(5.27)	0.48
Diluted	11	(0.04)	(5.27)	0.48

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net (Loss)/ Income	(4)	(552)	54

Other comprehensive income / (loss)
Items not to be reclassified subsequently to the consolidated income statement
Remeasurement of post-employment benefit obligations	(20)	(7)	(137)
Income tax on remeasurement of post-employment benefit obligations	2	20	14
Cash flow hedge (A)	—	(9)	9
Income tax on cash flow hedge	—	3	(3)
Items to be reclassified subsequently to the consolidated income statement
Cash flow hedge (B)	(27)	—	—
Income tax on cash flow hedge	9	—	—
Currency translation differences	6	34	(13)

Other comprehensive (loss) / income	(30)	41	(130)

Total comprehensive loss	(34)	(511)	(76)

Attributable to:
Equity holders of Constellium	(34)	(513)	(80)
Non-controlling interests	—	2	4

Total comprehensive loss	(34)	(511)	(76)

(A)	Relates to foreign currency hedging of the estimated U.S. Dollar Wise acquisition price

(B)	Relates to foreign currency hedging of certain forecasted sales in U.S. Dollar

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2016	At December 31, 2015
Assets

Current assets
Cash and cash equivalents	12	347	472
Trade receivables and other	13	355	365
Inventories	14	591	542
Other financial assets	21	117	70

		1,410	1,449

Non-current assets
Property, plant and equipment	15	1,477	1,255
Goodwill	16	457	443
Intangible assets	16	79	78
Investments accounted for under equity method	17	16	30
Deferred income tax assets	18	252	270
Trade receivables and other	13	47	53
Other financial assets	21	49	37

		2,377	2,166

Assets classified as held for sale	29	—	13

Total Assets		3,787	3,628

Liabilities

Current liabilities
Trade payables and other	19	839	867
Borrowings	20	107	169
Other financial liabilities	21	34	107
Income tax payable		13	6
Provisions	24	42	44

		1,035	1,193

Non-current liabilities
Trade payables and other	19	59	54
Borrowings	20	2,361	2,064
Other financial liabilities	21	30	14
Pension and other post-employment benefit obligations	23	735	701
Provisions	24	107	119
Deferred income tax liabilities	18	30	10

		3,322	2,962

Liabilities classified as held for sale	29	—	13

Total Liabilities		4,357	4,168

Equity
Share capital	25	2	2
Share premium	25	162	162
Retained deficit and other reserves		(743)	(715)

Equity attributable to equity holders of Constellium		(579)	(551)
Non-controlling interests		9	11

Total Equity		(570)	(540)

Total Equity and Liabilities		3,787	3,628

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net (loss) / Income	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss) / income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive income / (loss)	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income / (loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net (loss) / Income	—	—	—	—	—	—	51	51	3	54
Other comprehensive income / (loss)	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive income / (loss)	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	4	—	4	—	4

MEP Shares changes	—	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net (loss)/ income		(4)	(552)	54
Adjustments
Depreciation and amortization	15	155	140	49
Finance costs – net	9	167	155	58
Income tax expense / (benefit)	10	69	(32)	37
Share of loss of joint-ventures	17	14	3	—
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities – net	7	(74)	23	52
Losses on disposal and assets classified as held for sale	7	10	5	5
Impairment		—	457	—
Other – net		(14)	5	5

Interest paid		(174)	(143)	(39)
Income tax paid		(14)	(9)	(27)
Change in Trade working Capital
Inventories		(42)	149	(95)
Trade receivables		28	343	(48)
Margin calls		—	1	11
Trade payables		(18)	(161)	170
Change in provisions and pension obligations		(5)	(20)	(26)
Other working capital		(10)	4	(33)

Net cash flows from operating activities		88	368	173

Purchases of property, plant and equipment	3	(355)	(350)	(199)
Acquisition of subsidiaries net of cash acquired	7	21	(348)	—
Proceeds from disposals net of cash		(5)	4	(2)
Equity contribution and loan to joint-ventures		(37)	(34)	(21)
Other investing activities		11	6	6

Net cash flows used in investing activities		(365)	(722)	(216)

Net Proceeds from issuance of Senior Notes	20	375	—	1,153
Repayment of Senior Notes / term loan	20	(148)	—	(331)
(Repayments) / Proceeds from revolving Credit Facility and other loans	20	(69)	(211)	13
Payment of deferred financing costs and exit costs	20	(19)	(2)	(27)
Withholding tax reimbursed		—	—	20
Transactions with non-controlling interests		(2)	3	(2)
Other financing activities		8	45	(34)

Net cash flows from / (used in) financing activities		145	(165)	792

Net increase / (decrease) in cash and cash equivalents		(132)	(519)	749
Cash and cash equivalents – beginning of period		472	991	236
Cash and cash equivalents classified as held for sale – beginning of period	29	4	—	—
Effect of exchange rate changes on cash and cash equivalents		3	4	6

Cash and cash equivalents – end of period	12	347	476	991

Less: cash and cash equivalents classified as held for sale	29	—	(4)	—
Cash and cash equivalents as reported in the Consolidated Statement of Financial Position	12	347	472	991

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 21 production facilities, 9 administrative and commercial sites and one world-class technology center. It has more than 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The consolidated financial statements of Constellium N.V. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU (http://ec.europa.eu/internal_market/accounting/ias/index_en.htm).

The consolidated financial statements have been authorized for issue by the Board of Directors on March 8, 2017.

2.2. Application of new and revised IFRS

The following new standards and amendments apply to the Group for the first time in 2016.

•	Annual improvements to IFRSs 2012-2014 cycle

•	Amendments to IAS 1, ‘Disclosure Initiative’

•	Amendments to IFRS 11, ‘Accounting for Acquisitions of Interests in Joint Operations’

•	Amendments to IAS 16 and IAS 38, ‘Clarification of Acceptable Methods of Depreciation and Amortization’

•	Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’

They do not have any significant impact on the annual consolidated financial statements of the Group.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future consolidated financial statements.

The impact of the following standards and interpretations on the Group’s results and financial situation is currently being evaluated.

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. Management is currently evaluating the impact of the standard on our consolidated financial position and results of operations. The Group expects that the adoption will result in an increase to non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

The standard will replace IAS 17, ‘Lease’ and will be effective for accounting periods beginning on or after January 1, 2019.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	Classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	Impairment of receivables, now based on the expected credit loss model.

•	Hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’ are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The amendments to IAS 7 will be effective for accounting periods beginning on or after January 1, 2017.

IFRIC 22: ‘Foreign Currency Transactions and Advance Consideration’

This interpretation indicates how to determine the date of the transaction when applying the standard on foreign currency transactions, IAS 21. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts.

The date of the transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income.

The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. It states that the date of the transaction, for the purpose of determining the exchange rate to use on initial recognition of the related item, should be the date on which an entity initially recognizes the non-monetary asset or liability arising from the advance consideration. If there are multiple payments or receipts in advance of recognizing the related item, the entity should determine the date of the transaction for each payment or receipt.

The amendment is effective for annual periods beginning on or after 1 January 2018.

The following amendments are not expected to have any impact on the Group’s consolidated financial statements.

Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount.

These amendments will be effective for accounting periods beginning on or after January 1, 2017.

Amendments to IFRS 2, ‘Classification and Measurement of Share-Based Payment Transactions’

The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. They also introduce an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

These amendments will be effective for accounting periods beginning on or after January 1, 2018.

Annual improvements 2014-2016

The latest annual improvements clarify:

•	IFRS 1, ‘First time adoption of IFRS’: Retirement of short-term exemptions

The amendments deletes short-term exemptions covering transition provisions of IFRS 7 ‘Financial Instruments – Disclosures’, IAS 19 ‘Employee Benefits’, and IFRS 10 ‘Consolidated Financial Statements’. These transition provisions were available to entities for passed reporting periods and are therefore no longer applicable.

•	IFRS 12, ‘Disclosure of Interests in Other Entities’: Clarifying the scope

The amendment clarifies that the disclosures requirement of IFRS 12 are applicable to interest in entities classified as held for sale except for summarized financial information. Previously, it was unclear whether all other IFRS 12 requirements were applicable for these interests.

•	IAS 28, ‘Investments in Associates and Joint Ventures’: Clarifying measurement of investments

IAS 28 allows venture capital organizations, mutual funds, unit trusts and similar entities to elect measuring their investments in associates or joint ventures at fair value through profit or loss (FVTPL). The Board clarified that this election should be made separately for each associate or joint venture at initial recognition.

These improvements will be effective for accounting periods beginning on or after January 1, 2017 for IFRS 12 and January 1, 2018 for IFRS 1 and IAS 28.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 12 – Cash and Cash Equivalents, NOTE 20 – Borrowings and NOTE 22 – Financial Risk Management.

The Group’s forecast and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by Constellium’s negative equity as at December 31, 2016. This assessment was confirmed by the Board of Directors on March 8, 2017.

2.5 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the Consolidated Financial Statements

Basis of consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses controlled by Constellium. All intercompany transactions and balances are eliminated.

Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group has power over the investee, is exposed to, or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Investments over which the Group has significant influence or joint control are accounted for under the equity method. The investments are initially recorded at cost. Subsequently they are increased or decreased by the Group’s share in the profit or loss, or by other movements reflected directly in the equity of the entity.

Business combination

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The amount of non-controlling interests is determined for each business combination and is either based on the fair value (full goodwill method) or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets, resulting in recognition of only the share of goodwill attributable to equity holders of the parent (partial goodwill method).

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains / (losses) - net in the Consolidated Income Statement.

At the acquisition date, the Group recognizes the identifiable acquired assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiaries on the basis of fair value at the acquisition date. Recognized assets and liabilities may be adjusted during a maximum of 12 months from the acquisition date, depending on new information obtained about the facts and circumstances existing at the acquisition date.

Significant assumptions used in determining allocation of fair value include the following valuation techniques: the cost approach, the income approach and the market approach which are determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions.

Acquisition related costs are expensed as incurred and included in Other gains / (losses) - net in the Consolidated Income Statement.

Cash-generating units

The reporting units (which generally correspond to an industrial site), the lowest level of the Group’s internal reporting, have been identified as its cash-generating units.

Goodwill

Goodwill arising from a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.

Goodwill is allocated and monitored at the operating segments level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Gains and losses on the disposal of a cash-generating unit include the carrying amount of goodwill relating to the cash-generating unit sold.

Impairment of goodwill

A group of cash-generating units to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that the group of units may be impaired.

The net carrying value of a group of cash-generating units is compared to its recoverable amount, which is the higher of the value in use and the fair value less cost of disposal.

Value in use calculations use cash flow projections based on financial budgets approved by management and covering usually a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.

The value in use is the sum of discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each operating segment.

The fair value is the price that would be received for the group of cash-generating units, in an orderly transaction, from a market participant. This value is estimated on the basis of available and relevant market data or a discounted cash flow model reflecting market participant assumptions.

An impairment loss for goodwill is recognized for the amount by which the group of units carrying amount exceeds its recoverable amount.

Any impairment loss for goodwill is allocated first to reduce the carrying amount of any goodwill allocated to the group of cash-generating units and then, to the other assets of the group of units pro rata on the basis of the carrying amount of each asset in the group of units.

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

Non-current assets (and disposal groups) classified as held for sale & Discontinued operations

IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is classified as held for sale or has been disposed of, and (iii) represents a separate major line of business or geographic areas of operations.

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition.

Assets and liabilities are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Assets and liabilities held for sale are presented in separate line items in the Consolidated Statement of Financial Position of the period during which the decision to sell is made.

The results of discontinued operations are shown separately in the Consolidated Income Statement and Consolidated Statement of Cash Flows.

Foreign currency transactions and foreign operations

Functional currency

Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs – net.

Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales.

All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions, are presented within Other gains/ (losses) – net.

Foreign operations: presentation currency and foreign currency translation

In the preparation of the consolidated financial statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at their respective year-end exchange rates; and the revenues, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using average exchange rates for the period.

The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements of the Group:

		Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1063	1.0541	1.1089	1.0887	1.3264	1.2141
Swiss Francs	CHF	1.0901	1.0739	1.0669	1.0835	1.2146	1.2024
Czech Koruna	CZK	27.0342	27.0210	27.2762	27.0226	27.5352	27.7348

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred, and provided persuasive evidence that the following criteria are met:

-	The significant risks and rewards of ownership of the product have been transferred to the buyer;

-	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by Constellium;

-	The amount of revenue can be measured reliably;

-	It is probable that the economic benefits associated with the sale will flow to Constellium; and

-	The costs incurred or to be incurred in respect of the sale can be measured reliably.

The Group also enters into tolling agreements whereby clients provide the metal which the Group will then manufacture for them. In these circumstances, revenue is recognized when services are provided at the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue when the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in Cost of sales.

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. In accordance with IAS 11 ‘Construction Contracts’, the Group accounts for the tooling revenue and related costs provided by third party manufacturers on the basis of percentage of completion of the contract.

Research and development costs

Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

-	It is technically feasible to complete the intangible asset so that it will be available for use;

-	Management intends to complete and use the intangible asset;

-	There is an ability to use the intangible asset;

-	It can be demonstrated how the intangible asset will generate probable future economic benefits;

-	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

-	The expenditure attributable to the intangible asset during its development can be reliably measured.

Development expenditures which do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other gains / (losses) - net

Other gains / (losses) - net include: (i) realized and unrealized gains and losses on derivatives contracted for commercial purposes and accounted for at fair value through profit or loss and (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities.

Other gains / (losses) - net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Interest income and expense

Interest income is recorded using the effective interest rate method on loans receivables and on the interest bearing components of cash and cash equivalents.

Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements.

Borrowing costs (including interests) incurred for the construction of any qualifying asset are capitalized during the period of time required to complete and prepare the asset for its intended use.

Share-based payment arrangements

Equity-settled share-based payments to employees and Board members providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price (including import duties and non-refundable purchase taxes), any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs (including interests) directly attributable to the acquisition or construction of a Property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work in progress until such projects are completed and the assets are available for use.

Subsequent costs

Enhancements and replacements are capitalized as additions to Property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and the cost of the item can be measured with reliability. Ongoing regular maintenance costs related to Property, plant and equipment are expensed as incurred.

Depreciation

Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:

-	Buildings 10 – 50 years;

-	Machinery and equipment 3 – 40 years; and

-	Vehicles 5 – 8 years.

Intangible assets

Recognition and measurement

Technology and Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. The useful lives of the Group intangible assets are assessed to be finite.

Amortization

Intangible assets are amortized over the estimated useful lives of the related assets using the straight-line method as follows:

-	Technology 20 years;

-	Customer relationships 25 years; and

-	Software 3 – 5 years.

Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment if there is any indication that the carrying amount of the asset (or cash-generating unit to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less cost of disposal (market value) and value in use (determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs).

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement.

Financial instruments

(i) Financial assets

Financial assets are classified either: (a) at fair value through profit or loss, or as (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a)	At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading except when they are designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39, ‘Financial instruments’. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b)	Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of trade receivables and other and non-current and current loans receivable in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement using the effective interest rate method.

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in ‘Other gains / (losses) - net’.

For derivative instruments that are designated for hedge accounting, the group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement within ‘Other gains / (losses) - net’.

Amounts accumulated in equity are reclassified to the Consolidated Income Statement when the hedged item affects the Consolidated Income Statement. The gain or loss relating to the effective portion of derivative instruments hedging forecasted cash-flows under customer agreements is recognized in ‘Revenue’. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset. The deferred amounts would ultimately be recognized in the Consolidated Income Statement upon the sale, depreciation or impairment of the asset.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Income Statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately reclassified to the Consolidated Income Statement.

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, relevant market prices are used to determine fair values. The Group periodically estimates the impact of credit risk on its derivatives instruments aggregated by counterparties and takes it into account when estimating the fair value of its derivatives.

Credit Value Adjustments are calculated for asset derivatives based on Constellium counterparties credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium own credit risk.

The fair value method used is based on historical probability of default, provided by leading rating agencies.

(v) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Leases

Constellium as the lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Various buildings, machinery and equipment are leased from third parties under operating lease agreements. Under operating leases, lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Leases of property, plant and equipment under which the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various buildings and equipment are leased from third parties under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, plant and equipment and the financing is recognized as a financial liability, in Borrowings.

Constellium as the lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. At lease inception, the net book value of the related assets is removed from Property, plant and equipment and a Finance lease receivable is recorded at the lower of the fair value and the aggregate future cash payments to be received from the lessee computed at an interest rate implicit in the lease. As the Finance lease receivable from the lessee is due, interest income is recognized.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials, freight, duties and customs, the costs of production, which includes labor costs, materials and other expenses, which are directly attributable to the production process and production overheads).

Trade account receivables

Recognition and measurement

Trade account receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less impairment.

Impairment

An impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the assets’ carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the impairment is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the impairment account. Subsequent recoveries of amounts previously written off are credited in Other gains / (losses) in the Consolidated Income Statement.

Factoring arrangements

In non-recourse factoring arrangements, under which the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. When trade account receivables are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Inflows and outflows from factoring agreements under which the Group does not derecognize receivables are presented on a net basis as cash flows from financing activities. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is an offset right.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Trade payables

Trade payables are initially recorded at fair value and classified as current liabilities if payment is due in one year or less.

Provisions

Provisions are recorded for the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. Provisions are measured at the present value of the expected expenditures to be required to settle the obligation.

The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to provisions, which could result in additional charges or recoveries affecting future financial results.

Types of liabilities for which the Group establishes provisions include:

Close down and restoration costs

Estimated close down and restoration costs are accounted for in the year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals each year.

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost.

Environmental remediation costs

Environmental remediation costs are accounted for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Movements in the environmental clean-up provisions are presented as an operating cost within Cost of sales. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the technical remediation.

Restructuring costs

Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations.

Legal, tax and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most reasonable loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to Cost of sales or Other gains/ (losses)–net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. When any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Pension, other post-employment plans and other long-term employee benefits

For defined contribution plans, the contribution paid in respect of service rendered over the service period is recognized in the Consolidated Income Statement. This expense is included in Cost of sales, Selling and administrative expenses or Research and development expenses, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income / (Loss).

The amount charged to the Consolidated Income Statement in respect of these plans (including the service costs and the effect of any curtailment or settlement, net of interest costs) is included within the Income / (loss) from operations.

The defined benefit obligations are assessed using the projected unit credit method. The most significant assumption is the discount rate.

Other post-employment benefit plans mainly relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.

Other long term employee benefits mainly include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses arising in the year are recognized immediately in the Consolidated Income Statement.

Taxation

The current Income tax (expense) / benefit is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.

The Group is subject to income taxes in the Netherlands, France, United States and numerous other jurisdictions. Certain of Constellium’s businesses may be included in consolidated tax returns within the Company. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return, for additional taxes that may be assessed.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as tax income / (loss) in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements

The consolidated financial statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation or with IFRS requirements.

Interest paid previously presented in Cash flows from / (used in) financing activities have been reclassified in Cash flows from / (used in) operating activities for respectively €174 million, €143 million and €39 million for years ended December 31, 2016, December 31, 2015 and December 31, 2014. The change in presentation will provide more relevant information about the effects of transactions on the Group cash flows and will make them more comparable with their peers.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the consolidated financial statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below.

Impairment tests for goodwill, intangible assets and property, plant and equipment

The determination of fair value and value in use of cash-generating units or groups of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows and discount rates.

These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in a goodwill impairment. Details of the key assumptions applied are set out in NOTE 16 – Intangible assets (including goodwill) and in NOTE 15 – Property, plant and equipment.

Pension, other post-employment benefits and other long-term employee benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include discount rates and rates of future compensation increase.

Any material changes in these assumptions could result in a significant change in employee benefit expenses recognized in the Consolidated Income Statement, actuarial gains and losses recognized in Equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in NOTE 23 – Pensions and other post-employment benefit obligations.

Taxes

Significant judgment is sometimes required in determining the accrual for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the year in which such determination is made.

Management judgment is required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the periods in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized.

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product income tax risks, warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 24 – Provisions.

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3, ‘Business Combination’ using the acquisition method. Under this method, upon the initial consolidation of an entity over which the Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Therefore, through a number of different techniques, the Group identified what it believes is the fair value of the assets and liabilities at the acquisition date. These valuations include a number of assumptions, estimations and judgments. Quantitative and qualitative information is further disclosed in NOTE 16 – Intangible assets (including Goodwill).

Significant assumptions which were used in determining allocation of fair value included the following valuation techniques: the cost approach, the income approach and the market approach which were determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values.

NOTE 3 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 – Summary of Significant Accounting Policies) on that basis. Group’s operating segments are described below:

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces thin-gauge rolled products for customers in the beverage and closures, automotive, Body in White (BiW), Automotive Body Sheet (ABS), customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates three facilities in three countries and has 3,388 employees as at December 31, 2016.

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, marine, automotive and mass-transportation markets and engineering industries. A&T operates six facilities in three countries and has 3,606 employees as at December 31, 2016.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates fourteen facilities in eight countries and has 3,310 employees as at December 31, 2016.

Holdings & Corporate

Holdings & Corporate include the net cost of Constellium’s head office and corporate support functions.

Intersegment elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare Group’s consolidated financial statements.

3.1 Segment Revenue

	Year ended December 31, 2016			Year ended December 31, 2015			Year ended December 31, 2014
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	2,498	(16)	2,482	2,748	(6)	2,742	1,576	(8)	1,568
A&T	1,302	(23)	1,279	1,355	(7)	1,348	1,197	(5)	1,192
AS&I	1,002	(9)	993	1,047	(13)	1,034	921	(46)	875
Holdings & Corporate(A)	(11)	—	(11)	29	—	29	31	—	31

Total	4,791	(48)	4,743	5,179	(26)	5,153	3,725	(59)	3,666

(A)	For the year ended December 31, 2016, Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties. For the year ended December 31, 2015 and 2014, it includes revenues from metal supply to third parties.

3.2 Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
P&ARP		201	183	118
A&T		103	103	91
AS&I		102	80	73
Holdings & Corporate		(29)	(23)	(7)

Adjusted EBITDA		377	343	275

Metal price lag(A)		4	(34)	27
Start-up and development costs(B)		(25)	(21)	(11)
Manufacturing system and process transformation costs(C)		(5)	(11)	(1)
Wise integration and acquisition costs		(2)	(14)	(34)
Wise one-time costs(D)		(20)	(38)	—
Wise purchase price adjustment(E)	7	20	—	—
Share based compensation	28	(6)	(7)	(4)
(Loss) / Gain on Ravenswood OPEB plan amendment		—	(5)	9
Swiss pension plan settlements		—	—	6
Income tax contractual reimbursements		—	—	8
Depreciation and amortization	15, 16	(155)	(140)	(49)
Impairment	15	—	(457)	—
Restructuring costs		(5)	(8)	(12)
Unrealized gains / (losses) on derivatives	7	71	(20)	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	7	3	(3)	1
Losses on disposals and assets classified as held for sale		(10)	(5)	(5)
Other(F)		(1)	(6)	(7)

Income / (loss) from operations		246	(426)	150

Finance costs – net	9	(167)	(155)	(58)
Share of loss of joint-ventures		(14)	(3)	(1)

Income / (Loss) before income tax		65	(584)	91

Income tax (expense) / benefit	10	(69)	32	(37)

Net (loss) / income		(4)	(552)	54

(A)	Metal price lag represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(B)	For the year ended December 31, 2016 and 2015, new sites start-up costs and business development initiatives include respectively €20 million and €16 million related to BiW/ABS growth projects both in Europe and the U.S.
(C)	For the years ended December 31, 2016 and 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms. For the year ended December 31, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (effects of purchase price adjustment for €12 million), to losses incurred on the unwinding of Wise previous hedging policies (€4 million) and to Midwest premium losses (€22 million).
(E)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.
(F)	For the year ended December 31, 2016, other includes individually immaterial other adjustments offset by €4 million of insurance proceeds.

3.3 Revenue by product lines

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Packaging rolled products	2,003	2,205	1,160
Automotive rolled products	319	275	225
Specialty and other thin-rolled products	160	262	183
Aerospace rolled products	819	861	667
Transportation, Industry and other rolled products	460	487	525
Automotive extruded products	537	544	413
Other extruded products	456	490	462
Other	(11)	29	31

Total Revenue	4,743	5,153	3,666

3.4 Segment capital expenditures

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
P&ARP	(166)	(170)	(74)
A&T	(96)	(112)	(71)
AS&I	(84)	(60)	(48)
Holdings & Corporate	(9)	(8)	(6)

Capital expenditures – Property, plant and equipment	(355)	(350)	(199)

3.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, other financial assets (including cash and cash equivalents) and assets classified as held for sale.

(in millions of Euros)	At December 31, 2016	At December 31, 2015
P&ARP	1,652	1,535
A&T	768	706
AS&I	390	315
Holdings & Corporate	212	210

Segment Assets	3,022	2,766

Unallocated:
Deferred income tax assets	252	270
Other financial assets	513	579
Assets classified as held for sale	—	13

Total Assets	3,787	3,628

3.6 Information about major customers

Revenue arising from the P&ARP segment for the years ended December 31, 2016 and 2015 is comprised respectively of €1,220 million and €1,318 million from sales to the Group’s two largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2016 and 2015.

Revenue arising from the P&ARP segment for the year ended December 31, 2014 is comprised of €406 million from sales to the Group’s largest customer. No other single customer contributed 10% or more to the Group’s revenue for 2014.

NOTE 4 - INFORMATION BY GEOGRAPHIC AREA

Revenue is reported based on destination of shipments:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
France	493	564	533
Germany	1,042	1,112	1,035
United Kingdom	203	243	336
Switzerland	86	72	85
Other Europe	798	849	755
United States	1,511	1,677	524
Canada	68	91	51
Asia and Other Pacific	292	266	174
All Other	250	279	173

Total	4,743	5,153	3,666

Property, plant and equipment are reported based on the physical location of the assets:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
United States	729	660
France	543	433
Germany	134	118
Switzerland	—	1
Czech Republic	45	32
Other	26	11

Total	1,477	1,255

NOTE 5 - EXPENSES BY NATURE

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Raw materials and consumables used		(2,792)	(3,176)	(2,087)
Employee benefit expenses	6	(897)	(887)	(697)
Energy costs		(140)	(168)	(152)
Sub-contractors		(108)	(86)	(104)
Freight out costs		(128)	(130)	(79)
Professional Fees		(85)	(75)	(64)
Operating lease expenses		(27)	(29)	(25)
Depreciation and amortization	15, 16	(155)	(140)	(49)
Impairment	15	—	(457)	—
Other operating expenses		(186)	(300)	(176)
Other gains / (losses) - net	7	21	(131)	(83)

Total Operating expenses		(4,497)	(5,579)	(3,516)

NOTE 6 - EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Wages and salaries		(841)	(836)	(650)
Pension costs - defined benefit plans	23	(33)	(31)	(26)
Other post-employment benefits	23	(17)	(15)	(17)
Share-based compensation	28	(6)	(5)	(4)

Total Employee benefit expenses		(897)	(887)	(697)

NOTE 7 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Realized losses on derivatives	(62)	(93)	(13)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss – net(A)	71	(20)	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	3	(3)	1
Wise purchase price adjustment(B)	20	—	—
Wise acquisition costs	—	(5)	(34)
Swiss pension plan settlements	—	—	6
(Loss) / gain on Ravenswood OPEB plan amendment	—	(5)	9
Losses on disposal and assets classified as held for sale	(10)	(5)	(5)
Income tax contractual reimbursements	—	—	8
Other	(1)	—	(2)

Total Other gains / (losses) – net	21	(131)	(83)

(A)	Related to unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price (See NOTE 22 – Financial risk Management).

(B)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.

The cash received is presented in net cash flows used in investing activities (acquisition of subsidiaries net of cash acquired) in the Consolidated Statement of Cash Flows.

NOTE 8 - CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income / (Loss) from operations are as follows:

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Included in Cost of sales		4	13	11
Included in Other gains / (losses) – net		(3)	(50)	(52)

Total		1	(37)	(41)

Realized exchange losses on foreign currency derivatives – net	22	(46)	(37)	(12)
Unrealized gains / (losses) on foreign currency derivatives – net	22	40	(10)	(41)
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities – net		7	10	12

Total		1	(37)	(41)

See NOTE 21 - Financial Instruments and NOTE 22 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Foreign currency translation reserve at January 1	6	(28)
Effect of currency translation differences – net	6	34

Foreign currency translation reserve at December 31	12	6

NOTE 9 - FINANCE COSTS – NET

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Interest received	5	1	1

Finance Income	5	1	1

Interest expense on borrowings paid or payable(A)	(171)	(149)	(32)
Expenses on factoring arrangements paid or payable	(12)	(11)	(9)
Net loss on settlement of debt(B)	(4)	—	(15)
Realized and unrealized gains on debt derivatives at fair value(C)	45	50	29
Realized and unrealized exchange losses on financing activities - net(C)	(42)	(48)	(27)
Other finance expense	1	(6)	(7)
Capitalized borrowing costs(D)	11	8	2

Finance expense	(172)	(156)	(59)

Finance costs – net	(167)	(155)	(58)

(A)	For the year ended December 31, 2016, the Group incurred (i) €104 million of interest related to Constellium N.V. Senior Notes; (ii) €64 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €3 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

For the year ended December 31, 2015, the Group incurred (i) €81 million of interest related to Constellium N.V. Senior Notes; (ii) €64 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €4 million of interest expense related to the Ravenswood Revolving Credit Facility (ABL).

For the year ended December 31, 2014, the Group incurred (i) €23 million of interest related to Constellium N.V. 2014 Senior Notes; (ii) €7 million of interest related to Constellium N.V. term loan and (iii) €2 million of interest expense and fees mainly related to Ravenswood Revolving Credit Facility (ABL).

(B)	For the year ended December 31, 2016, net loss on settlement of debt includes (i) €2 million unamortized arrangement fees following the Unsecured Credit Facility cancellation in March 2016 and (ii) €2 million loss relating to Muscle Shoals PIK Toggle Notes redemption (see NOTE 20 – Borrowings).

In 2014, Constellium N.V. issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized were fully recognized as financial expenses during this period. For the year ended December 31, 2014, arrangement and exit fees amounted respectively to €9 million and €6 million.

(C)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, which has not been used to finance U. S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs-net in the Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation (see NOTE 22 - Financial Risk Management).

(D)	Borrowing interests directly attributable to the construction of assets are capitalized. The capitalization rate used for the years ended December 31, 2016 and 2015 is 7%.

NOTE 10 - INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Current tax expense	(19)	(21)	(34)
Deferred tax (expense) / benefit	(50)	53	(3)

Total Income tax (expense) / benefit	(69)	32	(37)

Using a composite statutory income tax rate applicable by tax jurisdictions, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Income / (Loss) before income tax	65	(584)	91

Composite statutory income tax rate applicable by tax jurisdiction	24.9%	38.2%	31.0%

Income tax (expense) /benefit calculated at composite statutory tax rate applicable by tax jurisdictions	(16)	223	(28)
Tax effect of:
Changes in recognized and unrecognized deferred tax assets(A)	(45)	(177)	(3)
Change in tax rate(B)	(6)	—	—
Other (C)	(2)	(14)	(6)

Income tax (expense) / benefit	(69)	32	(37)

Effective income tax rate	106%	5%	41%

(A)	Change in recognized and unrecognized deferred tax assets mainly relates to unrecognized tax losses carried forward for the year ended December 31, 2016 and to impairment of long term assets of one of our main entities for the year ended December 31, 2015 (See NOTE 18 - Deferred income taxes).

(B)	For the year ended December 31, 2016, change in tax rate relates to French income tax rate decrease from 34.43% to 28.92% starting 2020, enacted by the 2016 Financial Tax Bill.

(C)	Other includes non-deductible items and certain contractual reimbursements in 2014.

Our composite statutory income tax rate of 24.9% in the year ended December 31, 2016, 38.2% in the year ended December 31, 2015 and 31.0% in the year ended December 31, 2014 resulted from the statutory tax rates (i) in the United States of 40 % in 2016 and in 2015, 43% in 2014, (ii) in France of 34.43% in 2016, 38.0% in 2015 and 2014, (iii) in Germany of 29% in 2016, 2015 and 2014, (iv) in the Netherlands of 25%, stable for the last three years and (v) in Czech Republic of 19%, stable for the last three years.

The variation in our composite tax rate is mainly impacted by the geographical mix of our pre-tax results.

The 13.3% decrease in our composite tax rate from 2015 to 2016 mostly results from the decrease in pre-tax losses in the United States and the 7.2% increase in our composite tax rate from 2014 to 2015 resulted from the change in the weight of profits or losses in higher tax rate jurisdictions in particular France and the United States compared to the weight of profits in lower tax rate jurisdictions most notably in Czech Republic.

NOTE 11 - EARNINGS PER SHARE

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(4)	(554)	51

Number of shares attributable to equity holders of Constellium

(number of shares)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Weighted average number of ordinary shares used to calculate basic earnings per share	105,500,327	105,097,442	104,639,342
Effect of other dilutive potential ordinary shares(A)	—	—	687,530

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,500,327	105,097,442	105,326,872

(A)	For the years ended December 31, 2016 and December 31, 2015, there were respectively 411,902 and 510,721 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

For the year ended December 31, 2014, potential dilutive new ordinary shares to be issued are part of Share based compensation plans (see NOTE 28 – Share-Based compensation). There were no instrument excluded from the computation of diluted earnings per share because their effect was antidilutive.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Basic	(0.04)	(5.27)	0.48
Diluted	(0.04)	(5.27)	0.48

NOTE 12 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Cash in bank and on hand	347	472

Total Cash and cash equivalents	347	472

At December 31, 2016, cash in bank and on hand includes a total of €7 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€12 million at December 31, 2015).

NOTE 13 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – gross	—	238	—	267
Impairment	—	(3)	—	(3)

Total Trade receivables – net	—	235	—	264

Finance lease receivables	12	6	18	6
Deferred financing costs – net of amounts amortized	—	—	1	2
Deferred tooling related costs	11	—	7	—
Current income tax receivables	—	52	—	39
Other taxes	—	39	—	35
Restricted cash (A)	9	—	11	—
Prepaid expenses	6	9	10	9
Other	9	14	6	10

Total Other receivables	47	120	53	101

Total Trade receivables and Other	47	355	53	365

(A)	Restricted cash relates to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

13.1 Aging

The aging of total trade receivables – net is as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Not past due	217	243
1 – 30 days past due	14	18
31 – 60 days past due	3	2
61 – 90 days past due	1	1

Total Trade receivables – net	235	264

Impairment allowance

The Group periodically reviews its customers’ account aging, credit worthiness, payment histories and balance trends in order to evaluate trade account receivables for impairment. Management also considers whether changes in general economic conditions and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain within agreed payment terms or to pay their account balances in full.

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. An allowance was reversed for €0.8 million during the year ended December 31, 2016 (€0.5 million allowance recognized during the year ended December 31, 2015).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

13.2 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Euro	101	83
U.S. Dollar	115	162
Swiss franc	3	6
Other currencies	16	13

Total trade receivables – net	235	264

13.3 Factoring arrangements

The Group factored specific account receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures December 31, 2018.

The Group factored specific account receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €115 million. These facilities were amended on December 21, 2016 to increase the maximum capacity to €150 million and extend the maturity to October 29, 2021.

In December 2015, Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. On December 13, 2016, the factoring agreement was amended to extend the maturity to December 12, 2017.

On March 16, 2016, Muscle Shoals entered into a new factoring agreement which provides the sale of specific account receivables up to a maximum capacity of $100 million. The facility was amended on June 28, 2016 to increase its capacity to $250 million and further amended on November 22, 2016 to $325 million.

Under the Group’s factoring agreements, most of the account receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all the associated risks and rewards.

Under the agreements, as at December 31, 2016, the total carrying amount of the original assets factored is €681 million (December 31, 2015: €529 million) of which:

•	€566 million (December 31, 2015: €429 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€115 million (December 31, 2015: €100 million) recognized on the Consolidated Statement of Financial Position.

At December 31, 2016 and December 31, 2015, there was respectively less than €1 million and no amount due to the factor relating to trade account receivables sold.

Covenants

At December 31, 2016, the factoring arrangements contain certain affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at December 31, 2016 and December 31, 2015.

13.4 Finance lease receivables

The Company is the lessor for certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases at December 31, 2016 and 2015.

	Year ended December 31, 2016			Year ended December 31, 2015
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Less than 1 year	7	(1)	6	7	(1)	6
Between 1 and 5 years	12	—	12	19	(1)	18
More than 5 years	—	—	—	—	—	—

Total Finance lease receivables	19	(1)	18	26	(2)	24

NOTE 14 - INVENTORIES

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Finished goods	149	148
Work in progress	299	265
Raw materials	94	91
Stores and supplies	69	59
Adjustments(A)	(20)	(21)

Total inventories	591	542

(A)	Includes Net realizable value and slow moving adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2016	21	158	773	296	7	1,255
Additions	—	6	56	297	3	362
Disposals	—	—	(6)	(5)	—	(11)
Depreciation expense	(4)	(13)	(120)	—	(7)	(144)
Transfer during the period	1	55	309	(370)	5	—
Effects of changes in foreign exchange rates	1	3	8	3	—	15

Net balance at December 31, 2016	19	209	1,020	221	8	1,477

Cost	27	324	1,581	228	27	2,187
Less accumulated depreciation and impairment	(8)	(115)	(561)	(7)	(19)	(710)

Net balance at December 31, 2016	19	209	1,020	221	8	1,477

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2015	1	61	383	183	5	633
Property, plant and equipment acquired through business combination	22	129	438	65	3	657
Additions	—	6	36	340	3	385
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	(4)	(15)	(103)	—	(5)	(127)
Impairment	—	(79)	(276)	(15)	(1)	(371)
Transfer during the period	—	43	244	(289)	2	—
Reclassified as assets held for sale	—	(1)	(3)	—	—	(4)
Effects of changes in foreign exchange rates	2	14	55	12	—	83

Net balance at December 31, 2015	21	158	773	296	7	1,255

Cost	25	258	1,207	310	24	1,824
Less accumulated depreciation and impairment	(4)	(100)	(434)	(14)	(17)	(569)

Net balance at December 31, 2015	21	158	773	296	7	1,255

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net

Buildings under finance lease	31	(3)	28	28	(2)	26
Machinery and equipment under finance lease	50	(21)	29	34	(13)	21

Total	81	(24)	57	62	(15)	47

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Less than 1 year	13	10
1 to 5 years	36	36
More than 5 years	22	21

Total	71	67

The present value of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Less than 1 year	10	7
1 to 5 years	35	31
More than 5 years	15	15

Total	60	53

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to Property, plant and equipment and Intangible assets are presented in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Cost of sales	(147)	(132)	(42)
Selling and administrative expenses	(8)	(8)	(7)
Impairment	—	(452)	—

Total	(155)	(592)	(49)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 26 - Commitments.

Impairment tests for property, plant and equipment and intangibles assets

No triggering events were identified as at December 31, 2016 regarding our cash-generating units.

Certain triggering events were identified as at December 31, 2015 for certain cash-generating units. In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, these cash-generating units were tested for impairment.

For the Muscle Shoals cash-generating unit, the following triggering events were identified as at December 31, 2015:

-	Continuing under performance and actual 2015 Muscle Shoals results showing a much lower financial performance than the initial business plan prepared as part of the Wise acquisition, and

-	Revised budget and strategic plan for Muscle Shoals downgraded, notably after taking into account new sale agreements commercial conditions for the can/packaging business.

Its value in use was determined based on projected cash flows expected to be generated by the can/packaging business at Muscle Shoals. These cash flow forecasts were prepared by the Group Management and reviewed by the Board of Directors. The discount rate applied to cash flows projections was 11% and cash flows beyond the projection period were extrapolated using a 0% growth rate. The value in use calculation led to a recoverable value being €400 million lower than the carrying value.

Management determined that the fair value less cost of disposal of Muscle Shoals cash-generating unit did not exceed the value in use.

Accordingly, an impairment charge of €400 million was recorded as at December 31, 2015, reducing the Muscle shoals’ cash- generating unit intangible assets and property, plant and equipment.

For the Constellium Valais cash-generating units, certain triggering events were identified in 2015 (cash-generating unit Valais - AS&I operating segment: operational reorganization and industrial restructuring and cash-generating unit Valais - A&T operating segment: expected adverse change in key sale agreements).

Based on the recoverable value approached from both a value in use and a fair value models, the carrying value of the Property, plant and equipment was fully impaired as at December 31, 2015. The related impairment charge totaled €49 million.

NOTE 16 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2016	443	28	23	18	7	2	78
Additions	—	—	1	—	4	—	5
Amortization expense	—	(1)	(9)	(1)	—	—	(11)
Transfer during the period	—	—	2	—	(2)	—	—
Effects of changes in foreign exchange rates	14	1	4	1	—	1	7

Net balance at December 31, 2016	457	28	21	18	9	3	79

Cost	457	91	52	43	9	3	198
Less accumulated amortization and impairment	—	(63)	(31)	(25)	—	—	(119)

Net balance at December 31, 2016	457	28	21	18	9	3	79

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2015	11	—	11	—	4	2	17
Intangible assets acquired through business combination and resulting goodwill	395	84	9	37	—	—	130
Additions	—	—	1	—	6	—	7
Amortization expense	—	(5)	(6)	(2)	—	—	(13)
Impairment	—	(60)	—	(21)	—	—	(81)
Transfer during the period	—	—	3	—	(3)	—	—
Effects of changes in foreign exchange rates	37	9	5	4	—	—	18

Net balance at December 31, 2015	443	28	23	18	7	2	78

Cost	443	92	41	41	7	2	183
Less accumulated amortization and impairment	—	(64)	(18)	(23)	—	—	(105)

Net balance at December 31, 2015	443	28	23	18	7	2	78

Acquisition of Wise Entities

On January 5, 2015, Constellium acquired 100% of Wise Metals Intermediate Holdings LLC (“Wise” or “Muscle Shoals”), a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America. The total consideration, paid in cash, was €370 million. With the acquisition, Constellium has access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American BiW/ABS market.

In accordance with IFRS 3, ‘Business Combination’, Constellium has recognized the assets acquired and liabilities assumed, measured at fair value at the acquisition date.

(in millions of Euros)	January 5, 2015
Intangible assets	130
Property, plant and equipment	657
Trade receivables and other	165
Inventories	227
Other financial assets	4
Cash and cash equivalents	22

Total assets acquired	1,205

Borrowings	(997)
Trade payables and other	(155)
Deferred tax liabilities	(15)
Pension and other post-employment benefit obligations	(8)
Other financial liabilities	(2)
Provisions and contingent liabilities	(53)

Total liabilities assumed	(1,230)

Net liabilities assumed	(25)

Goodwill	395

Total cash consideration	370

The valuation resulted in the recognition of intangible assets such as Customer relationships and Technology. Property, plant and equipment, Inventories, Provisions and Borrowings have been remeasured at fair value. The resulting €395 million goodwill is mainly supported by the growing automotive markets (BiW/ABS) in North America. Goodwill is amortized for tax purposes.

Considering the industries served, its major customers and product lines, Muscle Shoals and its related assets and liabilities are included in Packaging and Automotive Rolled Products (P&ARP) operating segment.

Impairment tests for goodwill

Goodwill in the amount of €457 million has been allocated to the Group’s operating segment Packaging and Automotive Rolled Products (“P&ARP”) for €450 million, Aerospace and Transportation (“A&T”) for €5 million and Automotive Structures and Industry (“AS&I”) for €2 million.

At December 31, 2016, the recoverable amount of the A&T and AS&I operating segments has been determined based on value in use calculations and significantly exceeded their carrying value. No reasonable change in the assumptions retained could lead to a potential impairment charge.

For the P&ARP operating segment, the recoverable value (determined on the basis of fair value less costs of disposal) was estimated by applying a discounted cash flow model and market participant’s assumptions and has been classified as a level 3 measurement under the fair value hierarchy provided by IFRS 13.

The projected future cash flows are based on the 2017-2025 medium and long term business plan approved by the management and reviewed by the Board of Directors. They include the significant capital expenditures for the Automotive Body Sheet (up to 2020) and the related returns. Considering the significant level of future capital expenditure needed to address the Automotive Body Sheet market and the related Automotive Body Sheet cash inflows ramping-up from 2018/2019 to reach a normative level in 2023/2024, cash flows were projected over a 9 year period. The terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 2%. The discount rates applied to cash flows projections range between 11% and 12%. It was concluded that the carrying value (€1,254 million) did not exceed the recoverable value (€1,504 million) as at December 31, 2016. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

The key assumptions used in the determination of the fair value less costs of disposal for the P&ARP operating segment are the discount rates, the perpetual growth rates used to extrapolate cash-flows beyond the forecast period and the forecasted shipments for Automotive Body Sheet, products and related revenues. They have been determined considering what market participants would assume in estimating fair value.

-	Discount rates used represent the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

-	The growth rates used to extrapolate cash-flows beyond the forecast period were developed internally and are consistent with external sources of information.

-	Expected shipments and related revenues were determined based on estimates of future supply and demand for Automotive Body Sheet products. These estimates were developed internally based on our industry knowledge and our analysis of available market data regarding expected future demand and industry capacity.

Sensitivity analysis: the calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

-	Discount rate : an increase in the discount rate by 1.5% would result in the recoverable value equaling the carrying value;

-	Perpetual growth rate : a decrease in the perpetual growth rate by 4.5 % would result in the recoverable value equaling the carrying value; or

-	BIW/ABS shipments: 40% lower shipments in the BIW/ABS US business would result in the recoverable value equaling the carrying value.

NOTE 17 - INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

(in millions of Euros)	At December 31, 2016	At December 31, 2015
At January 1	30	21
Group share in loss	(14)	(3)
Additions	—	9
Effects of changes in foreign exchange rates	—	3

At December 31	16	30

	Group share of joint venture’s net assets			Group share of joint venture’s profit / (loss)
(In millions of Euro)	% interest	At December 31, 2016	At December 31, 2015	At December 31, 2016	At December 31, 2015
Constellium-UACJ ABS LLC(A)	51.00%	15	29	(14)	(3)
Rhenaroll S.A.(B)	49.85%	1	1	—	—

Investments in joint ventures		16	30	(14)	(3)

Constellium- UACJ ABS LLC and Rhenaroll S.A. are private companies with no quoted market prices available for their shares.

(A)	Constellium-UACJ ABS LLC, joint-venture in which Constellium holds a 51% interest, was created during the fourth quarter of 2014. This joint-venture operates a facility located in Bowling Green, Kentucky and supplies BiW/ABS aluminum sheet to the North American automotive industry. The joint venture started its operations during 2016.

(B)	The Group also holds a 49.85% interest in a joint-venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers. Revenue amounts to €3 million for the years ended December 31, 2016 and 2015 respectively. The entity’s net income was immaterial both in 2016 and 2015.

Both investments accounted for under equity method equal to the Group’s share of net assets and are included in P&ARP segment assets.

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the financial statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Current assets
Cash and cash equivalents	6	2
Trade receivables and other	7	—
Inventories	28	2
Non-current assets
Property, plant and equipment	189	134
Intangible assets	1	—

Total Assets	231	138

Current liabilities
Trade payables and other	26	19
Borrowings	129	49
Non-current liabilities
Borrowings	46	14
Equity
Share capital	66	64
Retained deficit and other reserves	(36)	(8)

Total Equity and Liabilities	231	138

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	15	—
Cost of sales	(28)	—
Selling and administrative expenses	(8)	(5)

Loss from operations	(21)	(5)

Finance costs	(6)	—

Net Loss	(27)	(5)

The transactions during the year and year-end balances between Group companies which are fully consolidated and Constellium UACJ ABS LLC are shown as below in Group’s Consolidated income statement and Consolidated statement of financial position.

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Trades receivables and other - current	10	1
Other financial assets – current	66	25

Total Assets	76	26

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	13	—
Fees and recharges(A)	3	2
Finance income	4	1

Total Income	20	3

(A)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

Guarantees and commitments given to Constellium UACJ ABS LLC by the Group are:

(in millions of euros)	At December 31, 2016	At December 31, 2015
Financial guarantees	15	17
Supplier guarantees	19	21

Total Guarantees	34	38

NOTE 18 - DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Deferred income tax assets	252	270
Deferred income tax liabilities	(30)	(10)

Net Deferred income tax assets	222	260

The following tables show the changes in net deferred income tax assets / (liabilities) for the years ended December 31, 2016 and 2015.

(in millions of Euros)	At January 1, 2016	Acquisitions / Disposals	Recognized in		Changes in foreign currency exchange rates	Other	At December 31, 2016
			Profit or loss	OCI
Long-term assets	(27)	—	(59)	—	(4)	—	(90)
Inventories	4	—	3	—	—	(1)	6
Pensions	193	—	(11)	2	4	—	188
Derivative valuation	27	—	(21)	9	—	(2)	13
Tax losses carried forward	40	—	38	—	1	—	79
Other(A)	23	—	—	—	1	2	26

Total deferred tax assets / (liabilities)	260	—	(50)	11	2	(1)	222

(A)	Mainly non-deductible provisions.

(in millions of Euros)	At January 1, 2015	Acquisitions/ Disposals	Recognized in		Changes in foreign currency exchange rates	Other	At December 31, 2015
			Profit or loss	OCI
Long-term assets	3	—	(25)	—	(4)	(1)	(27)
Inventories	5	(18)	18	—	(1)	—	4
Pensions	96	—	70	20	6	1	193
Derivative valuation	21	(1)	4	3	—	—	27
Tax losses carried forward	12	—	27	—	1	—	40
Other(A)	55	4	(41)	—	6	(1)	23

Total deferred tax assets / (liabilities)	192	(15)	53	23	8	(1)	260

(A)	Mainly non-deductible provisions.

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,345 million (€1,160 million at December 31, 2015) of unused tax losses and deductible temporary differences will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €428 million (€369 million at December 31, 2015) is attributable to the following:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Expiring in 2017 to 2020	(13)	(6)
Expiring in 2021 and after limited	(132)	(96)
Unlimited	(19)	(18)

Tax losses	(164)	(120)

Long-term assets(A)	(193)	(178)
Pensions	(25)	(23)
Other	(46)	(48)

Deductible temporary differences	(264)	(249)

Total	(428)	(369)

(A)	Of which €186 million relating to Muscle Shoals assets.

Substantially all of the tax losses not expected to be used reside in the Netherlands, the United States and in Switzerland.

The holding companies in the Netherlands have been generating tax losses over the past six years, and these holding companies are not expected to generate sufficient qualifying taxable profits in the foreseeable future to utilize these tax losses before they expire in the years from 2020 to 2025.

The tax losses not expected to be utilized in the United States relate to one of our main operating entities. Although this entity is expected to be profitable in the medium or long term, considering notably the anticipated development of the BiW/ABS business, it bears significant non-cash depreciation and financial interests that will continue generating tax losses in the coming years. Accordingly, it is uncertain whether the entity will be able to use, at its level given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.

The tax losses not expected to be utilized in Switzerland relate to losses generated by one of our Swiss entities most of them expiring in the years from 2019 to 2023. Following an operational reorganization and industrial restructuring in 2015, this Swiss entity is not expected to generate sufficient taxable profits over the next coming years to utilize these losses before they expire.

As at December 31, 2016 and 2015, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. and Swiss entities discussed above. A joint assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences and tax losses for these two entities. In line with the assessments, the related deferred tax assets on long term assets and on other differences have not been recognized.

NOTE 19 - TRADE PAYABLES AND OTHER

	At December 31, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	627	—	657

Fixed assets payables	—	33	—	42
Employees’ entitlements	—	141	—	130
Deferred revenue	40	14	38	13
Taxes payable other than income tax	—	17	—	16
Other payables	19	7	16	9

Total other	59	212	54	210

Total Trade payables and other	59	839	54	867

NOTE 20 - BORROWINGS

20.1 Analysis by nature

(in millions of Euros)	December 31, 2016							December 31, 2015
	Redemption Value	Nominal rate	Effective rate	Face Value	(Arrangement fees) / step-up	Accrued interests	Carrying value	Carrying value
Secured ABL
Ravenswood (due 2018)	$48	Floating	3.08%	46	—	—	46	23
Muscle Shoals (due 2018)	—	Floating	—	—	—	—	—	99

Senior Secured Notes
Constellium N.V.(A) (Issued March 2016, due 2021)	$425	7.88%	8.94%	403	(10)	8	401	—
Muscle Shoals (Issued December 2013 due 2018)	$650	8.75%	7.45%	617	16	2	635	622

Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	379	(5)	3	377	365
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	2	298	297
Constellium N.V. (Issued December 2014, due 2023)	$400	8.00%	8.61%	379	(6)	14	387	375
Constellium N.V. (Issued December 2014, due 2023)	€240	7.00%	7.54%	240	(4)	8	244	244

Senior Unsecured PIK Toggle Notes(B) Muscle Shoals	—	—	—	—	—	—	—	145

Other loans (including Finance leases)				80	—	—	80	63

Total Borrowings				2,444	(13)	37	2,468	2,233

Of which non-current							2,361	2,064
Of which current							107	169

Constellium N.V. Senior Notes are guaranteed by certain subsidiaries. Muscle Shoals Senior Notes are fully and unconditionally guaranteed jointly and severally by certain Muscle Shoals’ subsidiaries.

(A)	On March 30, 2016, Constellium N.V. issued a $425 million principal amount of 7.875% Senior Notes due 2021. A portion of the net proceeds was used for general corporate purposes, including investments in Wise Metals Intermediate Holdings LLC and its subsidiaries and the Company’s joint venture with UACJ Corporation, capital expenditures and research and development efforts. Deferred arrangement fees amounted to €12 million on issuance date.

(B)	On December 5, 2016, the $158 million principal amount of the Senior PIK Toggle Notes was redeemed. The redemption price was 104.875% of the aggregate outstanding principal amount, excluding accrued and unpaid interests.

20.2 Movements in borrowings

(in millions of Euros)	At December 31, 2016	At December 31, 2015
At January 1	2,233	1,252
Borrowings assumed through business combination(A)	—	997
Net Proceeds from issuance of Senior Notes(B)	375	—
Repayments of PIK Toggle notes(C)	(148)	—
(Repayments)/Proceeds from U.S. Revolving Credit Facility and other loans(D)	(69)	(211)
Deferred arrangement fees	(12)	—
Movement in interests accrued or capitalized(E)	15	20
Movement in other financial debts(F)	2	3
Effects of changes in foreign exchange rates	72	172

At December 31	2,468	2,233

(A)	Represents the fair value of Muscle Shoals borrowings at January 5, 2015.

(B)	The proceeds from the Senior notes issued on March 30, 2016 represented €375 million, converted at the issuance date exchange rate EUR/USD=1.1324.

(C)	The redemption of PIK Toggle notes on December 5, 2016 represented €148 million, converted at the redemption date exchange rate EUR/USD=1.0702.

(D)	Mainly include repayments of Muscle Shoals ABL Facility.

(E)	In December 2015, Muscle Shoals elected to pay the June 2016 coupon interest in-kind. The $8 million in-kind interest was added to the principal amount outstanding and increase it to $158 million.

(F)	Other financial debts mainly include the finance lease rent payments offset by new financial leases contracted during the year.

20.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
U.S. Dollar	1,887	1,661
Euro	575	568
Other currencies	6	4

Total borrowings	2,468	2,233

Covenants

The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2016 and 2015.

Constellium N.V. Senior Notes

The indentures for our outstanding Senior notes contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Ravenswood ABL Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Muscle Shoals ABL Facility

This facility contains a fixed charge coverage ratio covenant. Evaluation of compliance is only required if Muscle Shoals’s excess availability falls below the greater of (a) $20 million and (b) 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants. Substantially all the assets of Muscle Shoals are pledged as collateral for Muscle Shoals financial arrangements including factoring facility.

NOTE 21 - FINANCIAL INSTRUMENTS

21.1 Financial assets and liabilities by categories

		At December 31, 2016				At December 31, 2015
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	12	347	—	—	347	472	—	472
Trade receivables and finance lease receivables	13	253	—	—	253	288	—	288
Other financial assets		66	100	—	166	25	82	107

Total financial assets		666	100	—	766	785	82	867

		At December 31, 2016				At December 31, 2015
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	Total
Trade payables and fixed assets payables	19	660	—	—	660	699	—	699
Borrowings	20	2,468	—	—	2,468	2,233	—	2,233
Other financial liabilities		—	37	27	64	—	121	121

Total financial liabilities		3,128	37	27	3,192	2,932	121	3,053

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	49	51	100	37	45	82
Aluminum future contract	—	6	6	1	3	4
Energy future contract	—	4	4	—	—	—
Other future contract	—	—	—	—	—	—
Currency derivatives contracts	2	11	13	2	27	29
Cross Currency Basis Swaps	47	30	77	34	15	49
Loans(A)	—	66	66	—	25	25

Other financial assets	49	117	166	37	70	107

Derivatives	30	34	64	14	107	121
Aluminum future contract	4	5	9	5	20	25
Energy future contract	—	—	—	—	4	4
Other future contract	—	2	2	—	6	6
Currency derivatives contracts	26	27	53	9	74	83
Cross Currency Basis Swaps	—	—	—	—	3	3

Other financial liabilities	30	34	64	14	107	121

(A)	Corresponds to a loan facility to Constellium UACJ ABS LLC.

21.2 Fair values

All derivatives are presented at fair value in the Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, December 2014 and March 2016 account for respectively 95%, 103% and 108% of the nominal value and amount respectively to €646 million, €640 million and €434 million at December 31, 2016.

The fair value of Muscle Shoals Senior Secured Notes accounts for 104% of the nominal value and amount to €641 million at December 31, 2016.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

21.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At December 31, 2016				At December 31, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	6	94	—	100	2	80	—	82
Other financial liabilities - derivatives	7	57	—	64	30	91	—	121

There was no transfer into or out of Level 3 during the years ended December 31, 2016 and 2015.

NOTE 22 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

22.1 Market risk

(i) Foreign exchange risk

Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates.

Constellium is exposed to foreign exchange risk in the following areas:

•	Transaction exposures, which include

○	Commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions.

○	Financing transactions, related to external and internal net debt

•	Translation exposures, which relate to net investments in foreign entities which are converted in Euros in the consolidated financial statements.

Commercial transactions exposures

The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.

The following tables outline the nominal value (in millions of Euros) of derivatives for Constellium’s most significant foreign exchange exposures as at December 31, 2016.

Forward derivatives sales	Maturity Period	Less than 1 year	Over 1 year
USD/EUR	2017-2022	413	457
EUR/CHF	2017-2021	48	14
Other currencies	2017-2019	17	2

Total		478	473

Forward derivatives purchases	Maturity Period	Less than 1 year	Over 1 year
USD/EUR	2017-2021	329	26
EUR/CHF	2017-2021	84	31
CZK/EUR	2017-2018	53	52
Other currencies	2017	—	—

Total		466	109

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting for a total nominal amount of €504 million with maturity 2017-2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) – net.

The table below details foreign currency derivatives impacts in Consolidated Income Statement and Statement of Comprehensive Income/(Loss):

(In millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) – net
Realized gains / (losses) on foreign currency derivatives – net	8	(46)	(37)
Unrealized gains / (losses) on foreign currency derivatives – net(A)	8	40	(10)

Derivatives that qualify for hedge accounting
Included in Other Comprehensive Income / (Loss)
Unrealized gains / (losses) on foreign currency derivatives – net(B)		(27)	—

(A)	The offsetting gains / (losses) related to the forecasted sales are not yet visible because the sales are not yet recorded in the Consolidated Financial Statements.
(B)	As at December 31, 2016, the fair value is fully accounted in Other Comprehensive Income as the hedged sales are spread over 2017 to 2022.

Financing transaction exposures

When the Group enters into intercompany loans and deposits, the financing is generally provided in the functional currency of the subsidiary. The foreign currency exposure of the Group’s external funding and liquid assets is systematically hedged either naturally through external foreign currency loans and deposits or through cross currency basis swaps and simple foreign currency swaps.

The notional of the cross currency basis swaps amounted to €746 million at December 31, 2016.

The table below details foreign currency derivatives impacts in Consolidated Income Statement:

(In millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives
Included in Finance Costs – net
Realized gain / (loss) on foreign currency derivatives – net	15	32
Unrealized gain / (loss) on foreign currency derivatives – net	30	18

Total	45	50

In accordance with the Group policy, the net foreign exchange result related to financing activities is expected to be balanced at any time, provided the Group does not enter into specific transactions.

Cross currency swaps and liquidity swaps settled during the period are presented in ‘Other financing activities’ in the Consolidated Statement of Cash Flows.

Foreign exchange sensitivity on commercial and financing transactions exposures

The largest exposures of the Group are related to the Euro/Dollar exchange rate. The table below summarizes the impact on profit and Equity (before tax effect) of a 10 % strengthening of the US Dollar versus the Euro for non US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
Trade receivables	4	—
Trade payables	(1)	—
Derivatives on commercial transaction(A)	(1)	(61)

Commercial transaction exposure	2	(61)

Cash in Bank and intercompany loans	35	—
Borrowings	(130)	—
Derivatives on financing transaction	95	—

Financing transaction exposure	—	—

Total	2	(61)

(A)	The impacts on pretax equity relate to derivatives hedging future sales spread from 2017 to 2022 which are designated as cash flow hedges.

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Translation exposures

Foreign exchange impacts related to the translation in Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis.

Foreign exchange sensitivity

The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by US Dollar functional currency subsidiaries.

The table below summarizes the impact on profit and Equity (before tax effect) of a 10 % strengthening of the US Dollar versus the Euro (on average rate for profit before tax and closing rate for pretax equity ) for US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
10% strengthening US Dollar/Euro	(8)	33

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Margin Calls

Our financial counterparties may require margin call should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group ensures that financial counterparts hedging the transactional exposure are also hedging the foreign currency loan and deposit exposure. Further, The Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. At December 31, 2016 and 2015, the margin requirement related to foreign exchange hedges was nil and the Group was not exposed to material margin call risk.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas but in a less significant way.

The Group strategy is to protect the Group’s margin on future conversion and fabrication activities by aligning the price and quantity of physical aluminum purchases with that of physical aluminum sales. When the Group is unable to do so, it enters into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. Therefore, the Group purchases fixed price aluminum forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.

As at December 31, 2016, the nominal amount of commodity derivatives are as follows:

(In millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2017-2021	116	42
Premiums	2017-2021	5	12
Copper	2017	3	—
Silver	2017-2018	7	—
Natural gas	2017	20	—

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2016, these contracts are directly entered with external counterparties.

The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains / (losses) – net.

(In millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives
Included in Other gains / (losses) – net
Realized gains / (losses) on commodity derivatives – net	(16)	(56)
Unrealized gains / (losses) on commodity derivatives – net	31	(10)

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase or decrease in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2016 (before tax effect), with all other variables held constant was estimated to €15 million gains or losses (€23 million at December 31, 2015). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

Margin Calls

As the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminum prices. At December 31, 2016 and 2015, the margin requirement related to aluminum or any other commodity hedges was nil and the Group was not exposed to material margin call risk.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. (See NOTE 21 - Financial Instruments)

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact on Income/Loss before income tax for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2016, with all other variables held constant, was estimated to be less than €1 million for the years ended December 31, 2016 and 2015. However, the balances of such financial instruments may not remain constant in future periods, and therefore the amounts shown may not be indicative of future results. At December 31, 2016, 95% of Group’s borrowings were at fixed rate.

22.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2016 is the carrying value of each class of financial asset as described in NOTE 21 - Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to transactions with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2016		At December 31, 2015
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	3	13	2	12
Rated A	9	369	8	465
Rated Baa	3	16	4	9

Total	15	398	14	486

(A)	Financial Counterparties for which the Group’s exposure is below €250 thousand have been excluded from the analysis.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 92% of the Group’s trade account receivables are insured by insurance companies rated A3 or better, or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 13 - Trade Receivables and other for the aging of trade receivables.

22.3 Liquidity and capital risk management

Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements (such as credit facilities and factoring arrangements). Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

Constellium’s overriding objectives when managing capital are to safeguard the business as a going concern, to maximize returns for its owners and to maintain an optimal capital structure in order to minimize the weighted cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department. Direct external funding or transactions with banks at the operating entity level are generally not permitted, and exceptions must be approved by Constellium’s Treasury department.

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

The Group has two secured asset-based variable rate revolving credit facilities in Ravenswood and Muscle Shoals for respectively $100 million and $200 million. The borrowing base as at December 31, 2016 amounts to $80 million for Ravenswood and $128 million for Muscle Shoals. Considering the used facility, the Group had €150 million outstanding availability under these U.S. asset based revolving credit facilities at December 31, 2016.

In addition to the cash in bank (See NOTE 12 – Cash and Cash equivalents), the Group had access to €190 million undrawn facilities at December 31, 2016 (including the €150 million described above).

The tables below show undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2016 and December 31, 2015 to the contractual maturity date.

		At December 31, 2016			At December 31, 2015
(in millions of Euros)		Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial assets:
Cross currency basis swaps		32	82	—	15	35	—
Net cash flows from derivative assets related to currencies and commodities		22	3	—	—	—	—

Total		54	85	—	15	35	—

		At December 31, 2016			At December 31, 2015
(in millions of Euros)	Notes	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)		54	1,329	999	122	742	1,275
Interests		170	490	125	140	463	196
Cross currency basis swaps		—	—	—	2	—	—
Net cash flows from derivatives liabilities related to currencies and commodities		35	63	3	109	15	—
Trade payables and other (excluding deferred revenue)	19	825	19	—	854	16	—

Total		1,084	1,901	1,127	1,227	1,236	1,471

(A)	Borrowings include the U.S. Revolving Credit Facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interests and exclude finance leases.

On February 16, 2017, the Group issued a $650 million senior unsecured notes due 2025, with interest rate 6.625%. The net proceeds were used to repurchase Muscle Shoals 8.75% Senior Secured Notes due 2018. (See Note 32 – Subsequent events). These transactions are not reflected in the table above as they were completed subsequently to December 31, 2016.

NOTE 23 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.

Actuarial valuations are reflected in the Consolidated Financial Statements as described in NOTE 2.6 – Principles governing the preparation of the Consolidated Financial Statements.

23.1 Description of the plans

Pension plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement. U.S. and Swiss benefit plans are funded through long-term employee benefit funds.

Other post-employment benefits (OPEB)

The Group provides health care and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S. Eligibility for coverage depends on certain age and service criteria. These benefit plans are unfunded.

Other long-term employee benefits

Other long term employee benefits mainly include jubilees in France, Germany and Switzerland and other long-term disability benefits in the U.S. These benefit plans are unfunded.

23.2 Description of risks

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The defined benefit obligations expose the Group to a number of risks, including longevity, inflation, interest rate, medical cost inflation, investment performance, and change in law governing the employee benefit obligations. These risks are mitigated when possible by applying an investment strategy for the funded schemes which aims to minimize the long-term costs. This is achieved by investing in a diversified selection of asset classes, which aims to reduce the volatility of returns and also achieves a level of matching with the underlying liabilities.

Investment performance risk

Our pension plan assets consist primarily of funds invested in listed stocks and bonds.

The present value of funded defined benefit obligations is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan asset is below this rate, it will increase the plan deficit.

Interest rate risk

A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2016, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(9)	10
Germany	(9)	10
Switzerland	(23)	27
United States	(32)	35

Total sensitivity on Defined Benefit Obligations	(73)	82

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

23.3 Actuarial assumptions

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The principal actuarial assumptions used as at the balance sheet closing date were as follows:

	At December 31, 2016			At December 31, 2015
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.65%	—	0.60%	1.75%	—	0.80%
U.S.	3.80%	—	—	3.80%	—	—
Hourly pension	—	—	4.30%-4.35%	—	—	4.55%
Salaried pension	—	—	4.45%	—	—	4.70%
OPEB(A)	—	—	4.20%-4.60%	—	—	4.35%-4.85%
Other benefits	—	—	4.05%-4.20%	—	—	4.25%-4.45%
France	1.50%-1.75%	2.00%	—	1.75%-2.25%	2.00%	—
Retirements	—	—	1.60%	—	—	2.35%
Other benefits	—	—	1.30%	—	—	1.95%
Germany	2.75%	1.70%	1.65%	2.75%	1.80%	2.40%

(A)	The other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.) were:

-	Medical trend rate: pre 65: 6.70% starting in 2017 decreasing gradually to 4.50% until 2024 and stable onwards and post 65: 5.80% starting in 2017 decreasing gradually to 4.50% until 2024 and stable onwards, and

-	Claims costs are based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

23.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	721	—	721	681	—	681
Fair value of plan assets	(391)	—	(391)	(362)	—	(362)

Deficit of funded plans	330	—	330	319	—	319
Present value of unfunded obligation	132	273	405	121	261	382

Net liability arising from defined benefit obligation	462	273	735	440	261	701

23.5 Movement in net defined benefit obligations

	At December 31, 2016
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2016	802	261	1,063	(362)	701

Included in the Consolidated Income Statement
Current service cost	20	6	26	—	26
Interest cost / (income)	21	10	31	(10)	21
Immediate recognition of losses arising over the period	—	1	1	—	1
Past service cost	—	1	1	—	1
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
- actual return less interest on plan assets	—	—	—	(14)	(14)
- changes in financial assumptions	28	6	34	—	34
- changes in demographic assumptions	2	(3)	(1)	—	(1)
- experience (gains)/losses	1	(4)	(3)	—	(3)
Effects of changes in foreign exchange rates	12	8	20	(8)	12

Included in the Consolidated Statement of Cash Flows
Benefits paid	(37)	(17)	(54)	32	(22)
Contributions by the Group	—	—	—	(26)	(26)
Contributions by the plan participants	4	1	5	(5)	—

Other
Transfer	—	3	3	—	3

At December 31, 2016	853	273	1,126	(391)	735

	At December 31, 2015
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2015	742	245	987	(330)	657

Included in the Consolidated Income Statement
Current service cost	19	6	25	—	25
Interest cost / (income)	20	10	30	(10)	20
Past service cost	—	2	2	—	2
Immediate recognition of gains arising over the period	—	(1)	(1)	—	(1)
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
- actual return less interest on plan assets	—	—	—	39	39
- changes in financial assumptions	(21)	(10)	(31)	—	(31)
- changes in demographic assumptions	(7)	(4)	(11)	—	(11)
- experience (gains)/losses	(2)	2	—	—	—
Effects of changes in foreign exchange rates	55	27	82	(39)	43

Included in the Consolidated Statement of Cash Flows
Benefits paid	(34)	(18)	(52)	30	(22)
Contributions by the Group	—	—	—	(28)	(28)
Contributions by the plan participants	5	—	5	(5)	—

Other
Net defined liability assumed through business combination	27	2	29	(21)	8
Defined Benefit Obligation reclassified as liability held for sale	(2)	—	(2)	—	(2)

At December 31, 2015	802	261	1,063	(362)	701

23.6 Net defined benefit obligations by country

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	144	—	144	132	—	132
Germany	147	(1)	146	137	(1)	136
Switzerland	284	(181)	103	265	(169)	96
United States	550	(209)	341	529	(192)	337
Other countries	1	—	1	—	—	—

Total	1,126	(391)	735	1,063	(362)	701

23.7 Plan asset categories

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash & cash equivalents	4	—	4	3	—	3
Equities	158	—	158	144	—	144
Bonds	82	96	178	81	89	170
Property	10	31	41	10	29	39
Other	5	5	10	4	2	6

Total fair value of plan assets	259	132	391	242	120	362

23.8 Cash flows

Expected contributions to pension and other benefits amount respectively to €27 million and €20 million for the year ended December 31, 2017.

Benefits payments expected to be paid either by pension funds or directly by the Company to beneficiaries over the next years are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2017	56
2018	56
2019	57
2020	58
2021	61
2022 to 2026	313

At December 31, 2016, the weighted-average maturity of the defined benefit obligations was 13.2 years (2015: 13.3 years).

23.9 OPEB amendments

During the third quarter of 2012, the Group implemented certain plan amendments that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. In February 2013, five Constellium retirees and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products Ravenswood, LLC in a federal district court in West Virginia, alleging that Constellium Rolled Products Ravenswood, LLC improperly modified retiree health benefits.

The Group believes that these claims are unfounded, and that Constellium Rolled Products Ravenswood, LLC had a legal and contractual right to make the applicable modification.

NOTE 24 - PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2016	88	8	67	163
Allowance	—	6	7	13
Amounts used	(2)	(5)	(4)	(11)
Unused amounts reversed	(1)	(1)	(14)	(16)
Unwinding of discounts	1	—	—	1
Reclassified to Pension liabilities	—	(3)	—	(3)
Effects of changes in foreign exchange rates	2	—	—	2

At December 31, 2016	88	5	56	149

Current	3	3	36	42
Non-Current	85	2	20	107

Total provisions	88	5	56	149

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2015	47	10	53	110
Provisions assumed through business combination	40	—	13	53
Additional provisions	—	7	15	22
Amounts used	(4)	(8)	(8)	(20)
Unused amounts reversed	(2)	(1)	(8)	(11)
Unwinding of discounts	2	—	—	2
Effects of changes in foreign exchange rates	5	—	2	7

At December 31, 2015	88	8	67	163

Current	3	3	38	44
Non-Current	85	5	29	119

Total provisions	88	8	67	163

Close down, environmental and restoration costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 0.87%. A change in the discount rate of 0.5% would impact the provision by €3 million.

It is expected that these provisions will be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.

Restructuring costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution and can reasonably estimate the associated liabilities. The related expenses are presented as Restructuring costs in the Consolidated Income Statement.

Legal claims and other costs

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Maintenance and customer related provisions(A)	14	15
Litigation(B)	35	43
Disease claims(C)	4	5
Other	3	4

Total provisions for legal claims and other costs	56	67

(A)	These provisions include €3 million in 2016 (€4 million in 2015) related to general equipment maintenance, mainly linked to the Group leases. These provisions also include €7 million in 2016 (€6 million in 2015) related to product warranties and guarantees and €4 million in 2016 (€5 million in 2015) related to late delivery penalties. These provisions are expected to be utilized over the next five years.

(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.

(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2016, 11 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (15 at December 31, 2015), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2016 and 2015 was €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.

NOTE 25 - SHARE CAPITAL

At December 31, 2016, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

		In millions of Euros
	Number of shares	Share capital	Share premium
At January 1, 2016	105,476,899	2	162
New shares issued(A)	104,774	—	—

At December 31, 2016(B)	105,581,673	2	162

(A)	Constellium N.V. issued and granted 87,300 Class A ordinary shares to certain employees and 17,474 Class A ordinary shares to its Boards members (see Note 28 – Share-based Compensation).

(B)	Constellium N.V. holds 31,394 Class A ordinary shares at December 31, 2016.

NOTE 26 - COMMITMENTS

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €27 million for the year ended December 31, 2016 (€29 million for the year ended December 31, 2015 and €25 million for the year ended December 31, 2014).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Less than 1 year	17	14
1 to 5 years	40	25
More than 5 years	48	21

Total non-cancellable operating leases minimum payments	105	60

Capital expenditures commitments

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Computer Software	3	1
Property, plant and equipment	85	102

Total capital expenditure commitments	88	103

As at December 31, 2016, the Company has no other significant commitments.

NOTE 27 - RELATED PARTIES

Subsidiaries and affiliates

A list of the principal companies controlled by the Group is presented in NOTE 30 – Subsidiaries and operating segments. Transactions between the fully consolidated companies are eliminated when preparing the Consolidated Financial Statements.

Investments accounted for under the equity method are the only related parties identified by the Group during the years ended December 31, 2016, 2015 and 2014. Transactions with these related parties are described in NOTE 17 – Investments accounted for under equity method.

Key management remuneration

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2016.

Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly reporting to the CEO.

The costs reported below are the compensation and benefits for the key management:

-	Short term employee benefits include their base salary plus bonus.

-	Directors’ fees include annual director fees, Board and committees’ attendance fees.

-	Share-based payments include the portion of the IFRS 2 expense.

-	Post-employment benefits mainly include pension costs.

-	Termination benefits include departure costs.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Short term employee benefits	10	8	7
Directors’ fees	1	1	1
Share-based payments	2	2	3
Post-employments benefits	—	1	1
Termination benefits	1	1	1
Employer social contribution	2	1	1

Total	16	14	14

NOTE 28 - SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

In 2015 and 2016, the Company granted Performance-Based restricted stock units (PBRSU) to selected employees. These Performance-Based RSU will vest after two or three years from the grant date if the following two conditions are simultaneously met:

-	A vesting condition under which the selected managers must be continuously employed by the Company through the end of vesting period.

-	A performance condition, depending on the Total Stockholder Return (TSR) performance of Constellium share over a measurement period compared to the TSR of a specified group of peer companies. Performance shares will ultimately vest, depending on the TSR performance at each anniversary date, based on vesting multiplier in a range from 0 to 3.

The following table lists the inputs to the models used for the Performance-Based RSU granted during the year ended December 31, 2016:

Fair value at grant date (in Euros)	[6.76 – 9.86]
Share price at grant date (in Euros)	[4.46 – 5.61]
Dividend yield	—
Expected volatility	[69% – 71%]
Risk-free interest rate (U.S. government bond yield)	[0.76% – 1.27%]
Model used	Monte Carlo

The PBRSU granted in November 2015 achieved a TSR performance of 118% at its first anniversary, which represents 47,229 potential additional shares that could vest in November 2018 subject to the continued employment of the beneficiaries.

Restricted Stock Units Award Agreements (equity-settled)

The Company grants Restricted Stock Units (RSU) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. Vesting period is over two or three years depending on the grant date.

In 2016, the Company also granted 150,000 RSU which vest in equal installments on the first two anniversaries of the grant date, subject to their continued employment.

The fair value of RSU awarded under the plans described above is the quoted market price at grant date.

Equity Awards Plans (equity-settled)

Company Board members were granted annually an award of RSU since 2012. These RSU vest in equal installments on the first two anniversaries of the date of grant, subject to their continued service.

The fair value of RSU awarded under the Equity Awards Plan is the quoted market price at grant date.

Free share plan (equity-settled)

In 2013, a free share plan was granted to all employees in the U.S., France, Germany, Switzerland and the Czech Republic. Under this plan, each eligible employee was granted an award of 25 RSU that vested and were settled in Class A ordinary shares on the second anniversary of our initial public offering, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

The plan vested in May 2015 and accordingly 185,285 shares were issued and granted to our employees.

Co-investment Plan (equity-settled)

In March 2014, some selected managers who took the opportunity to invest part of their bonus into ordinary shares were granted Performance-Based RSU in an amount equal to a specified multiple of ordinary shares invested as part of this plan.

The potential rights associated to each of the 71,490 ordinary shares invested as part of this plan were evaluated using the Monte Carlo method and amounted to €56.50 per share at grant date.

The outstanding rights at December 31, 2016 will vest in May 2017, subject to their continued employment and to the Company share price exceeding the market share price at grant date.

Expense recognized during the year

In accordance with IFRS 2, share based compensation is recognized as expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2016, 2015 and 2014 amounted to €6 million, €5 million and €4 million respectively.

Movement of potential shares

The following table illustrates the number and weighted-average fair value of, and movements in, shares during the year (excluding co-investment plan):

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans		Free share plan
	Potential Shares	Weighted- Average Grant-Date Fair Value per Share	Potential Shares	Weighted- Average Grant-Date Fair Value per Share	Potential Shares	Weighted- Average Grant-Date Fair Value per Share	Potential Shares	Weighted- Average Grant-Date Fair Value per Share
At January 1, 2015	—	—	493,412	€14.44	17,636	€17.00	192,800	€10.60

Granted(A)	1,023,000	€7.76	245,500	€15.14	29,202	€11.20	—	—
Vested	—	—	(363,842)	€13.00	(8,816)	€11.30	(185,295)	€10.60
Forfeited	(16,000)	€7.10	(105,570)	€16.79	(3,157)	€11.20	(7,505)	€10.60

At December 31, 2015	1,007,000	€7.77	269,500	€16.10	34,865	€14.11	—	—

Granted(A)	1,292,000	€7.56	340,300	€5.40	81,858	€4.02	—	—
Over performance(B)	47,229	€7.10	—	—	—	—	—	—
Vested	—	—	(87,300)	€19.75	(21,842)	€15.84	—	—
Forfeited(C)	(279,394)	€8.71	(43,000)	€16.40	—	—	—	—

At December 31, 2016	2,066,835	€7.50	479,500	€7.82	94,881	€5.01	—	—

(A)	For Performance-Based RSU, the number of potential shares granted is presented using a vesting multiplier of 1.

(B)	When the achievement of TSR performance exceeds the vesting multiplier of 1, the additional potential share are presented as over performance shares.

(C)	For potential shares related to Performance-Based RSU, 214,728 were forfeited following the departure of certain beneficiaries and 64,666 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 29 - DISPOSALS, ASSETS CLASSIFIED AS HELD FOR SALE

On February 1, 2016, the Group completed the disposal of its plant in Carquefou (France) which was part of its A&T operating segment and was classified as held for sale at December 31, 2015. The disposal gain is nil in 2016. The plant generated revenue of €11 million in 2015.

(in millions of Euros)	At December 31, 2015
Property, plant and equipment	4
Inventories	1
Trade receivables and other	4
Cash and cash equivalents	4

Assets classified as held for sale	13

Pensions and other post-employment benefit obligations	2
Trade payables and other	3
Provisions	8

Liabilities classified as held for sale	13

NOTE 30 - SUBSIDIARIES AND OPERATING SEGMENTS

The following Group’s affiliates are legal entities included in the consolidated financial statements of the Group at December 31, 2016.

Entity	Country	% Group Interest	Consolidation Method
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%	Full
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%	Full

AS&I
Constellium Automotive USA, LLC	U.S.	100%	Full
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%	Full
Constellium Extrusions Decin S.r.o.	Czech Republic	100%	Full
Constellium Extrusions Deutschland GmbH	Germany	100%	Full
Constellium Extrusions France S.A.S.	France	100%	Full
Constellium Extrusions Levice S.r.o.	Slovakia	100%	Full
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%	Full
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%	Full
Astrex Inc	Canada	50%	Full

A&T
Constellium Issoire	France	100%	Full
Constellium Montreuil Juigné	France	100%	Full
Constellium China	China	100%	Full
Constellium Italy S.p.A	Italy	100%	Full
Constellium Japan KK	Japan	100%	Full
Constellium Rolled Products Ravenswood, LLC	U.S.	100%	Full
Constellium South East Asia	Singapore	100%	Full
Constellium Ussel S.A.S.	France	100%	Full

P&ARP
Constellium Deutschland GmbH	Germany	100%	Full
Constellium Rolled Products Singen GmbH KG	Germany	100%	Full
Constellium Property and Equipment Company, LLC	U.S.	100%	Full
Constellium Neuf Brisach	France	100%	Full
Wise Metals Intermediate Holdings LLC	U.S.	100%	Full
Wise Holdings Finance Corporation	U.S.	100%	Full
Wise Metals Group	U.S.	100%	Full
Wise Alloys, LLC	U.S.	100%	Full
Wise Alloys Finance Corporation	U.S.	100%	Full
Wise Alloys Funding II LLC	U.S.	100%	Full
Constellium Metal Procurement LLC	U.S.	100%	Full
Constellium-UACJ ABS LLC	U.S.	51%	Equity
Rhenaroll	France	50%	Equity

Holdings & Corporate
C-TEC Constellium Technology Center	France	100%	Full
Constellium Finance S.A.S.	France	100%	Full
Constellium France III	France	100%	Full
Constellium France Holdco S.A.S.	France	100%	Full
Constellium Germany Holdco GmbH & Co. KG	Germany	100%	Full
Constellium Germany Holdco Verwaltungs GmbH	Germany	100%	Full
Constellium Holdco II B.V.	Netherlands	100%	Full
Constellium Holdco III B.V.	Netherlands	100%	Full
Constellium Paris S.A.S	France	100%	Full
Constellium UK Limited	United Kingdom	100%	Full
Constellium U.S. Holdings I, LLC	U.S.	100%	Full
Constellium U.S. Holdings II, LLC	U.S.	100%	Full
Constellium Switzerland AG	Switzerland	100%	Full
Constellium W S.A.S.	France	100%	Full
Engineered Products International S.A.S.	France	100%	Full

NOTE 31 - PARENT COMPANY

Statement of Financial Position of Constellium N.V. (parent company only)

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Assets

Current assets
Cash and cash equivalents	—	—
Trade receivables and other	233	48
Other financial assets	33	29

	266	77

Non-current assets
Property, plant and equipment	—	—
Financial assets	1,508	1,275
Investments in subsidiaries	111	105

	1,619	1,380

Total Assets	1,885	1,457

Liabilities

Current liabilities
Trade payables and other	3	4
Other financial liabilities	35	25

	38	29

Non-current liabilities
Borrowings	1,673	1,254

	1,673	1,254

Total Liabilities	1,711	1,283

Equity
Share capital	2	2
Share premium	171	171
Accumulated retained earnings	(11)	(11)
Other reserves	18	12
Net (loss) for the year	(6)	—

Total Equity	174	174

Total Equity and Liabilities	1,885	1,457

Statement of Comprehensive Income / (Loss) of Constellium N.V. (parent company only)

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	1	—	1

Gross profit	1	—	1

Selling and administrative expenses	(8)	(7)	(7)

Loss from recurring operations	(7)	(7)	(6)

Other income	—	1	—
Other expenses	—	(3)	(18)

Loss from operations	(7)	(9)	(24)

Financial result - net	1	9	2

Loss before income tax	(6)	—	(22)
Income tax	—	—	—

Net loss	(6)	—	(22)

Other comprehensive income	—	—	—

Total comprehensive (loss) / income	(6)	—	(22)

Statement of Cash Flows of Constellium N.V. (parent company only)

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net loss	(6)	—	(22)
Adjustments
Finance costs – net	(1)	(9)	(2)
Dividend received	—	—	19
Interest paid	(95)	(61)	(21)
Interest received	103	74	27
Changes in working capital:
Trade receivables and other	—	26	(23)
Other financial liabilities	—	(1)	(2)
Trade payables and other	(1)	(44)	40

Net cash flows (used in) / from operating activities	—	(15)	16

Current account with subsidiary (for cash pooling)	(186)	17	108
Loans granted to subsidiary and related parties	(375)	—	(1,153)
Repayment of loans granted to subsidiary and related parties	181	—	97

Net cash flows (used in) / from investing activities	(380)	17	(948)

Net Proceeds from issuance of Senior Notes	375	—	1,153
Payment of deferred financing costs	(12)	(2)	(27)
Repayment of term loan	—	—	(197)
Realized foreign exchange gains / (losses)	17	—	—
Other	—	—	1

Net cash flows from / (used in) financing activities	380	(2)	930

Net increase in cash and cash equivalents	—	—	(2)
Cash and cash equivalents – beginning of period	—	—	2
Effect of exchange rate changes on cash and cash equivalents	—	—	—

Cash and cash equivalents – end of period	—	—	—

Basis of preparation

The parent company only financial information of Constellium N.V., presented above, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in Note 2 – Summary of significant accounting policies, except that the cost method has been used to account for investments in subsidiaries.

As at December 31, 2016, there were no material contingencies at Constellium N.V.

A description of Constellium N.V.’s parent company only borrowings and related maturity dates is provided in NOTE 20 – Borrowings.

Non-current financial assets represent loans to Constellium Holdco II B.V. and Constellium France Holdco and current other financial assets represent related interest receivables.

Other financial liabilities represent interest payable on borrowings.

Constellium N.V. received cash dividends from its subsidiary Constellium Holdco II B.V. in the amount of €19.3 million in the year ended December 31, 2014. The dividends received in cash for the year ended December 31, 2014 were declared for the year ended December 31, 2013 and, accordingly were recorded as income for the year ended December 31, 2013.

NOTE 32 - SUBSEQUENT EVENTS

In January 2017, the Muscle Shoals $325 million factoring facility has been amended to extend maturity to January 24, 2018.

On February 16, 2017, the Group issued a $650 million Senior unsecured notes due 2025, with interest rate 6.625%.

The net proceeds were used to repurchase Muscle Shoals 8.75% Senior Secured Notes due 2018.

In connection with the offering, the Muscle Shoals ABL facility has been amended to $170 million and the maturity extended to September 14, 2020.